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                                                                         ANNEX B


[LOGO OF MERRILL LYNCH LETTER HEAD APPEARS HERE]

                                       September 2, 1999

Board of Directors
Lone Star Industries, Inc.
300 First Stamford Place
Stamford, CT 06912

Members of the Board of Directors:

  Lone Star Industries, Inc. (the "Company"), Dyckerhoff AG (the "Acquiror") and Level Acquisition Corp., a newly formed, wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which (i) the Acquiror and the Acquisition Sub would commence a tender offer (the "Tender Offer") for all outstanding shares of the Company's common stock, par value $1.00 per share (the "Company Shares") for $50.00 per share, net to the seller in cash, and all outstanding warrants (the "Warrants", each such Warrant representing the right to purchase two Company Shares and, together with the Company Shares, the "Company Securities") issued pursuant to the warrant agreement, dated as of April 13, 1994, between the Company and Chemical Bank, as Warrant Agent (the "Warrant Agreement"), at $81.25 per Warrant, net to the seller in cash and (ii) Acquisition Sub would be merged with the Company in a merger (the "Merger"), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror or any affiliate of the Acquiror or as to which dissenter's rights have been perfected, would be converted into the right to receive $50.00 per Company Share in cash. The Tender Offer and the Merger, taken together, are referred to as the "Transaction." Warrants not tendered pursuant to the Tender Offer will be unaffected by the Merger and, upon their subsequent exercise, the holders thereof will receive two shares of common stock in the surviving corporation, except that if Acquisition Sub is the surviving corporation in the Merger, then, upon subsequent exercise of the Warrants, the holders thereof will receive $100.00 per Warrant in cash.

  You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Company Securities pursuant to the Transaction is fair from a financial point of view to such holders, other than the Acquiror and its affiliates.

  In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

  (3) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

  (4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

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  (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

  (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

  (8) Reviewed the financial terms of the Warrant Agreement;

  (9) Reviewed a draft dated August 30, 1999 of the Agreement; and

  (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

  In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

  We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder or warrantholder as to whether such shareholder or warrantholder should tender any Company Shares or Warrants pursuant to the Tender Offer.

  On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the cash consideration to be received by the holders of the Company Securities pursuant to the Transaction is fair from a financial point of view to the holders of such Securities, other than the Acquiror and its affiliates.

                                          Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

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